Exhibit 99.1

MINISO Group Announces June Quarter and Fiscal Year 2023 Unaudited Financial Results

GUANGZHOU, China, Aug. 22, 2023 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced its unaudited financial results for the fourth quarter and fiscal year 2023 ended June 30, 2023.

Financial Highlights for the Fourth Quarter of Fiscal Year 2023 ended June 30, 2023

•	Revenue was RMB3,252.2 million (US$448.5 million), representing an increase of 40.3% year over year and 10.1% quarter over quarter.
•	Gross profit was RMB1,295.6 million (US$178.7 million), representing an increase of 67.9% year over year and 11.5% quarter over quarter.
•	Gross margin was 39.8%, compared to 33.3% in the same period of 2022 and 39.3% in the previous quarter.
•	Operating profit was RMB690.0 million (US$95.2 million), representing an increase of 153.6% year over year and 19.8% quarter over quarter.
•	Profit for the period was RMB547.0 million (US$75.4 million), representing an increase of 162.4% year over year and 16.2% quarter over quarter.
•	Adjusted net profit(1) was RMB571.2 million (US$78.8 million), representing an increase of 156.3% year over year and 18.3% quarter over quarter.
•	Adjusted net margin(1) was 17.6%, compared to 9.6% in the same period of 2022 and 16.4% in the previous quarter.
•	Adjusted EBITDA(1) was RMB855.4 million (US$118.0 million), representing an increase of 103.8% year over year and 21.1% quarter over quarter.
•	Adjusted EBITDA margin(1) was 26.3%, compared to 18.1% in the same period of 2022 and 23.9% in the previous quarter.

Financial Highlights for Fiscal Year 2023 ended June 30, 2023

•	Revenue was RMB11,473.2 million (US$1,582.2 million), representing an increase of 13.8% year over year.
•	Gross profit was RMB4,443.1 million (US$612.7 million), representing an increase of 44.7% year over year.
•	Gross margin was 38.7%, compared to 30.4% in fiscal year 2022.
•	Operating profit was RMB2,223.0 million (US$306.6 million), representing an increase of 152.0% year over year.
•	Profit for the period was RMB1,781.8 million (US$245.7 million), representing an increase of 178.5% year over year.
•	Adjusted net profit(1) was RMB1,844.7 million (US$254.4 million), representing an increase of 155.3% year over year.
•	Adjusted net margin(1)was 16.1%, compared to 7.2% in fiscal year 2022.
•	Adjusted EBITDA(1) was RMB2,822.3 million (US$389.2 million), representing an increase of 99.7% year over year.
•	Adjusted EBITDA margin(1) was 24.6%, compared to 14.0% in fiscal year 2022.

Operational Highlights for the Fourth Quarter of Fiscal Year 2023 ended June 30, 2023

•	Number of MINISO stores was 5,791 as of June 30, 2023, increasing by 592 stores year over year and 277 stores quarter over quarter, respectively.
•	Number of MINISO stores in China was 3,604 as of June 30, 2023, increasing by 378 stores year over year and 221 stores quarter over quarter, respectively.
•	Number of MINISO stores in overseas markets was 2,187 as of June 30, 2023, increasing by 214 stores year over year and 56 stores quarter over quarter, respectively.
•	Number of TOP TOY stores was 118 as of June 30, 2023, increasing by 21 stores year over year, compared to 116 stores as of March 31, 2023.

Note:

(1) See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

The following table provides a breakdown of the number of MINISO and TOP TOY stores as well as their year-over-year and quarter-over-quarter changes as of the relevant dates:

	As of
	June 30, 2022	March 31, 2023	June 30, 2023	YoY	QoQ
Number of MINISO stores(1)	5,199	5,514	5,791	592	277
China	3,226	3,383	3,604	378	221
—Directly operated stores	14	16	15	1	(1)
—Third-party stores	3,212	3,367	3,589	377	222
Overseas	1,973	2,131	2,187	214	56
—Directly operated stores	133	150	176	43	26
—Third-party stores	1,840	1,981	2,011	171	30
Number of TOP TOY stores(2)	97	116	118	21	2
—Directly operated stores	7	9	9	2	-
—Third-party stores	90	107	109	19	2

Notes:

(1) “MINISO stores” refers to the offline stores operated under the “MINISO” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model and the distributor model.

(2) “TOP TOY stores” refers to the offline stores operated under the “TOP TOY” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model.

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “In spite of the short-term headwinds and uncertainties brought by the macro environment, we remained focused on our long-term strategic goals: delivering on our globalization strategy, bolstering the strength of our product offerings and optimizing our store network. These efforts are yielding positive results, and we are pleased to report that our overall performance once again reached new heights during the June Quarter, as we achieved breakthroughs in both revenue and profitability. Total revenues exceeded the RMB3 billion milestone for the first time, increasing by 40% to RMB3.25 billion year over year. Adjusted net profit surpassed RMB570 million, representing a year-over-year increase of 156%. Adjusted net margin reached 17.6%, an increase of 8 percentage points compared to 9.6% during the same period last year.”

“The June Quarter has witnessed too many breakthroughs and new heights in each major aspect of our operations. We opened a total of 221 new stores on a net basis in China during the quarter, including more than 90 of new stores in first- and second-tier cities. This not only sets a quarterly record for store openings for the MINISO brand globally, but also represents the highest quarterly new store openings in first- and second-tier cities since the beginning of the pandemic more than three years ago. We are confident that MINISO will be able to expand its network in different tiers cities across China. We now expect to have about 5,000 stores in China by 2027 compared to the 3,325 we had at the end of 2022.”

“Going forward, we will always stick to value-for-money proposition. MINISO believes in our "Happy Philosophy", as we offer creative and high-quality products to global consumers at affordable prices. This is in line with our commitment to make it easy for consumers to enjoy a happy and quality life. Leveraging China’s efficient supply chains and the design capabilities we have accumulated during the past ten years, MINISO is able to offer global consumers budget-friendly products and build our customer-friendly image. This value-for-money proposition enables us to show great advantages in navigating through economic cycles.” Mr. Ye continued.

Mr. Eason Zhang, Chief Financial Officer and Vice President of MINISO, commented, “Revenue from overseas markets in June Quarter was RMB1.11 billion, a 42% year-over-year increase from last year’s high base, which even exceeded our most optimistic expectations and set a new record for June Quarter, mainly thanks to an 85% year-over-year increase of revenue from our directly operated markets. Profit margin of our overseas business is substantially improving thanks to the operating leverage. In the June quarter, overseas markets contributed more than 40% of our operating profit, which was meaningfully higher than the approximately 25% last quarter. Margin expansion was especially apparent in the directly operated markets, most prominently seen in our US business. Along with rapid revenue growth and a continuously refined store model, close to 90% of our US stores generated profit in June, significantly driving up the operating profit margin for overseas directly operated markets.”

“MINISO aims to be a world-class public company, and our capital allocation strategy in the future will balance new growth opportunities and our commitment to bringing stable return to shareholders. We recently have established a dividend policy of paying out no less than 50% of annual adjusted net profit in the future. For fiscal year 2023, the board of directors approved a final cash dividend in the amount of US$0.412 per ADS, about 50% of US$0.81, our adjusted earnings per ADS, the aggregate amount of cash to be paid is approximately US$128.5 million or RMB931.7 million. Looking forward into the September Quarter, we expect our sales will continue to grow strongly on a year-over-year basis, driven by better store-level performance and store network expansion. Meanwhile, our margin profile will continue to optimize on a year-over-year basis.” Mr. Zhang concluded.

Recent Developments

Operational Update

According to the Company’s preliminary estimates, its major operations achieved the following updates:

July 2023: GMV of MINISO’s offline stores in China increased by over 25% year over year, driven by around 14% increase of average GMV per MINISO store. GMV of MINISO’s overseas business increased by around 50% year over year.

Adoption of Dividend Policy

On July 27, 2023, the board of the directors of the Company (the “Board”) approved and adopted a dividend policy of the Company (the “Dividend Policy”), which aims to provide foreseeable returns to the shareholders of the Company. The Dividend Policy targets an annual dividend of no less than 50% of its annual adjusted net profit, a non-IFRS measure, which is defined as profit for the period excluding equity-settled share-based payment expenses. The Board will take into account the Company’s actual and expected operations and profitability conditions, capital requirements and surplus, overall financial position, contractual restrictions and other factors that the Board may deem relevant in evaluating the decision and the exact amount of dividends for distribution.

Dividend Declaration

On August 22, 2023, the Board approved the distribution of a final cash dividend in the amount of US$0.412 per American Depositary Share (“ADS”) or US$0.103 per ordinary share, payable as of the close of business on September 19, 2023 to the holders of ADS and ordinary shares of record as of the close of business on September 7, 2023, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date will be September 6, 2023. The aggregate amount of cash dividend to be paid is approximately US$128.5 million (RMB931.7 million at an exchange rate of RMB7.2513 to US$1.0000), which is approximately 50% of the Company’s adjusted net profit for fiscal year 2023 and will be funded by capital reserve settled by a cash distribution.

For holders of ordinary shares, in order to qualify for the final dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 P.M. on September 7, 2023 (Beijing/Hong Kong Time).

Unaudited Financial Results for the Fourth Quarter of Fiscal Year 2023 ended June 30, 2023

Revenue was RMB3,252.2 million (US$448.5 million), representing an increase of 40.3% year over year, primarily driven by a 39.4% year-over-year increase in revenue from China, and a 42.0% year-over-year increase in revenue from overseas markets.

Revenue from China was RMB2,137.4 million (US$294.8 million), 39.4% higher than RMB1,532.9 million in the same period of 2022. The year-over-year increase was primarily driven by (i) an increase of 42.3% in revenue from MINISO’s offline stores in China, which was the result of an 8.8% year-over-year growth in average store count and a 30.8% year-over-year growth in average revenue per MINISO store in China, and (ii) an increase of 81.3% in revenue from TOP TOY, which was the result of a 23.8% year-over-year growth in average store count and a 46.4% year-over-year growth in average revenue per TOP TOY store. For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Revenue from overseas markets was RMB1,114.8 million (US$153.7 million), representing an increase of 42.0% year over year. The year-over-year increase was primarily due to a year-over-year increase of 11.0% in average store count and a year-over-year growth of 27.9% in average revenue per MINISO store in overseas markets. Revenue from overseas markets contributed 34.3% of our total revenue in the fourth quarter, compared to 33.9% in the same period of 2022 and 27.1% in the previous quarter.

Cost of sales was RMB1,956.5 million (US$269.8 million), representing an increase of 26.6% year over year.

Gross profit was RMB1,295.6 million (US$178.7 million), representing an increase of 67.9% year over year.

Gross margin was 39.8%, compared to 33.3% in the same period of 2022. The year-over-year increase was primarily attributable to (i) higher gross margin in China contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO, and the cost-saving measures the Company adopted to reduce the costs of certain products, (ii) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated markets, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other income was RMB2.8 million (US$0.4 million), compared to RMB5.0 million in the same period of 2022.

Selling and distribution expenses were RMB478.9 million (US$66.1 million), representing an increase of 35.0% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB458.3 million (US$63.2 million), representing an increase of 32.6% year over year. The year-over-year increase was mainly attributable to (i) increased licensing expenses in relation to our growing IP library and enriched offerings of IP products, (ii) increased personnel-related expenses in relation to the growth of our business, and (iii) increased promotion and advertising expenses, mainly in connection with our execution of strategic brand upgrade of MINISO in China.

General and administrative expenses were RMB164.5 million (US$22.7 million), representing a decrease of 11.0% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB161.0 million (US$22.2 million), representing a decrease of 10.3% year over year. The year-over-year decrease was primarily due to the decreased depreciation and amortization expenses due to the capitalization of the depreciation of land use right in construction cost of our headquarters building.

Other net income was RMB38.0 million (US$5.2 million), compared to RMB40.8 million in the same period of 2022. Other net income mainly consists of net foreign exchange gain, investment income from wealth management products and others. The year-over-year decrease was mainly attributable to a decrease in investment income in wealth management products and an increase in other losses, partially offset by an increase in net foreign exchange gain.

Operating profit was RMB690.0 million (US$95.2 million), representing an increase of 153.6% year over year.

Net finance income was RMB37.2 million (US$5.1 million), representing an increase of 93.9% year over year, mainly due to an increase in interest income as a result of increased principal in bank deposits.

Profit for the period was RMB547.0 million (US$75.4 million), representing an increase of 162.4% year over year.

Adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, was RMB571.2 million (US$78.8 million), representing an increase of 156.3% year over year.

Adjusted net margin was 17.6%, compared to 9.6% in the same period of 2022.

Adjusted EBITDA was RMB855.4 million (US$118.0 million), representing an increase of 103.8% year over year.

Adjusted EBITDA margin was 26.3%, compared to 18.1% in the same period of 2022.

Basic and diluted earnings per ADS were both RMB1.72 (US$0.24) in this quarter, representing an increase of 152.9% year over year from RMB0.68 in the same period of 2022. Each ADS represents four of the Company’s ordinary shares.

Adjusted basic and diluted earnings per ADS were both RMB1.80 (US$0.25) in this quarter, representing an increase of 150.0% year over year from RMB0.72 in the same period of 2022.

As of June 30, 2023, the combined balance of the Company’s cash, cash equivalents, restricted cash, term deposits, and other investments amounted to RMB7,303.3 million (US$1,007.2 million), compared to RMB5,828.3 million as of June 30, 2022.

Unaudited Financial Results for Fiscal Year 2023 ended June 30, 2023

Revenue was RMB11,473.2 million (US$1,582.2 million), representing an increase of 13.8% year over year.

Revenue from China was RMB7,650.8 million (US$1,055.1 million), representing an increase of 2.8% year over year.

Revenue from overseas markets was RMB3,822.4 million (US$527.1 million), representing an increase of 44.6% year over year.

Cost of sales was RMB7,030.2 million (US$969.5 million), compared to RMB7,015.9 million in fiscal year 2022.

Gross profit was RMB4,443.1 million (US$612.7 million), representing an increase of 44.7% year over year.

Gross margin was 38.7%, compared to 30.4% in fiscal year 2022. The year-over-year increase in gross margin was primarily due to (i) a higher revenue contribution from the Company’s overseas markets of 33.3%, from 26.2% in fiscal year 2022, (ii) higher gross margin in China contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO, and the cost-saving measures the Company adopted to reduce the costs of certain products, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other income was RMB17.9 million (US$2.5 million), compared to RMB25.9 million in fiscal year 2022.

Selling and distribution expenses were RMB1,716.1 million (US$236.7 million), compared to RMB1,442.3 million in fiscal year 2022. Excluding share-based compensation expenses, selling and distribution expenses were RMB1,671.3 million (US$230.5 million), compared to RMB1,390.3 million in fiscal year 2022. The year-over-year increase was primarily attributable to (i) increased personnel-related expenses, (ii) increased licensing expenses in relation to our growing IP library and enriched offerings of IP products, and (iii) increased promotion and advertising expenses, mainly in connection with our execution of strategic brand upgrade of MINISO in China.

General and administrative expenses were RMB633.6 million (US$87.4 million), compared to RMB816.2 million in fiscal year 2022. Excluding share-based compensation expenses, general and administrative expenses were RMB615.6 million (US$84.9 million), compared to RMB785.4 million in fiscal year 2022. The year-over-year decrease was primarily due to (i) decreased personnel-related expenses in relation to our cost control measures among our corporate crew, and (ii) decreased depreciation and amortization expenses due to the capitalization of the depreciation of land use right in construction cost of our headquarters building.

Other net income was RMB114.1 million (US$15.7 million), compared to RMB87.3 million in fiscal year 2022. The year-over-year increase was mainly due to a net foreign exchange gain of RMB109.1 million (US$15.0 million) in fiscal year 2023, compared to RMB14.0 million in fiscal year 2022, partially offset by a decrease in investment income from wealth management products as a result of reduced principal of such products.

Operating profit was RMB2,223.0 million (US$306.6 million), representing an increase of 152.0% year over year.

Net finance income was RMB110.6 million (US$15.3 million), representing an increase of 235.7% year over year due to an increase in interest income as a result of increased principal in bank deposits.

Profit for the period was RMB1,781.8 million (US$245.7 million), compared to RMB639.7 million in fiscal year 2022, representing an increase of 178.5% year over year.

Adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, was RMB1,844.7 million (US$254.4 million) in fiscal year 2023, representing an increase of 155.3% year over year.

Adjusted net margin was 16.1%, compared to 7.2% in fiscal year 2022.

Adjusted EBITDA was RMB2,822.3 million (US$389.2 million), representing an increase of 99.7% year over year.

Adjusted EBITDA margin was 24.6%, compared to 14.0% in fiscal year 2022.

Basic earnings per ADS was RMB5.68 (US$0.78) in fiscal year 2023, compared to RMB2.12 in fiscal year 2022.

Diluted earnings per ADS was RMB5.64 (US$0.78) in fiscal year 2023, compare to RMB2.08 in fiscal year 2022.

Adjusted basic earnings per ADS was RMB5.88 (US$0.81) in fiscal year 2023, compared to RMB2.40 in fiscal year 2022.

Adjusted diluted earnings per ADS was RMB5.84 (US$0.81) in fiscal year 2023, compared to RMB2.36 in fiscal year 2022.

Conference Call

The Company’s management will hold an earnings conference call at 3:00 A.M. Eastern Standard Time on Tuesday, August 22, 2023 (3:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link:

https://dooyle.zoom.us/j/87376379858?pwd=dEs5ZUFaRWxHTkxHVCtnaWc1MzdlZz09

Meeting Number: 873 7637 9858

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with Access 1.

United States:	+1 213 338 8477 (or +1 646 518 9805)
Mainland China	400 182 3168 (or 400 616 8835)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2023, which was RMB7.2513 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs and income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contacts:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

Eric Yuan

Christensen Advisory

Email: miniso@christensencomms.com

Phone: +86 1380 111 0739

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at June 30, 2022 (Audited)	As at June 30, 2023 (Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	419,894	534,634	73,729
Right-of-use assets	2,342,589	2,552,600	352,020
Intangible assets	43,066	25,277	3,486
Goodwill	19,388	21,069	2,906
Deferred tax assets	154,333	161,617	22,288
Other investments	-	73,870	10,187
Other receivables	28,274	74,641	10,292
Prepayments	201,682	-	-
Term deposits	-	100,000	13,791

	3,209,226	3,543,708	488,699

Current assets
Other investments	210,523	205,329	28,316
Inventories	1,188,095	1,450,519	200,036
Trade and other receivables	1,056,198	1,150,156	158,614
Cash and cash equivalents	5,348,492	6,489,213	894,903
Restricted cash	32,376	27,073	3,734
Term deposits	236,878	581,715	80,222

	8,072,562	9,904,005	1,365,825

Total assets	11,281,788	13,447,713	1,854,524

EQUITY
Share capital	92	95	13
Additional paid-in capital	7,982,824	7,254,871	1,000,492
Other reserves	993,307	1,106,718	152,624
(Accumulated losses)/retained earnings	(1,944,581)	539,331	74,377

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at June 30, 2022 (Audited)	As at June 30, 2023 (Unaudited)
	RMB’000	RMB’000	US$’000
Equity attributable to equity shareholders of the Company	7,031,642	8,901,015	1,227,506
Non-controlling interests	(4,242)	17,253	2,379

Total equity	7,027,400	8,918,268	1,229,885

LIABILITIES
Non-current liabilities
Contract liabilities	51,658	46,754	6,448
Loans and borrowings	6,503	7,215	995
Lease liabilities	393,068	556,801	76,786
Deferred income	14,488	33,080	4,562

	465,717	643,850	88,791

Current liabilities
Loans and borrowings	445	-	-
Trade and other payables	3,072,991	3,019,302	416,380
Contract liabilities	361,522	292,887	40,391
Lease liabilities	257,997	328,933	45,362
Deferred income	6,295	6,778	935
Current taxation	89,421	237,695	32,780

	3,788,671	3,885,595	535,848

Total liabilities	4,254,388	4,529,445	624,639

Total equity and liabilities	11,281,788	13,447,713	1,854,524

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Expressed in thousands, except for per share and per ADS data)

	Three months ended June 30,			Twelve months ended June 30,
	2022 (Unaudited)	2023 (Unaudited)		2022 (Audited)	2023 (Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Revenue	2,317,706	3,252,182	448,496	10,085,649	11,473,208	1,582,228
Cost of sales	(1,545,803)	(1,956,535)	(269,819)	(7,015,888)	(7,030,156)	(969,503)

Gross profit	771,903	1,295,647	178,677	3,069,761	4,443,052	612,725
Other income	5,049	2,842	392	25,931	17,935	2,473
Selling and distribution expenses	(354,717)	(478,948)	(66,050)	(1,442,339)	(1,716,093)	(236,660)
General and administrative expenses	(184,807)	(164,499)	(22,685)	(816,225)	(633,613)	(87,379)
Other net income	40,845	37,966	5,236	87,308	114,106	15,736
(Credit loss)/reversal of credit loss on trade and other receivables	(4,162)	460	63	(28,924)	1,072	148
Impairment loss on non-current assets	(2,018)	(3,448)	(476)	(13,485)	(3,448)	(476)

Operating profit	272,093	690,020	95,157	882,027	2,223,011	306,567
Finance income	27,163	46,814	6,456	66,344	145,225	20,027
Finance costs	(7,989)	(9,631)	(1,328)	(33,396)	(34,622)	(4,775)

Net finance income	19,174	37,183	5,128	32,948	110,603	15,252
Share of loss of an equity-accounted investee, net of tax	-	-	-	(8,162)	-	-

Profit before taxation	291,267	727,203	100,285	906,813	2,333,614	321,819
Income tax expense	(82,814)	(180,212)	(24,852)	(267,070)	(551,785)	(76,095)

Profit for the period	208,453	546,991	75,433	639,743	1,781,829	245,724

Attributable to:
Equity shareholders of the Company	204,837	539,331	74,377	638,170	1,768,926	243,945
Non-controlling interests	3,616	7,660	1,056	1,573	12,903	1,779

Earnings per share for ordinary shares
-Basic	0.17	0.43	0.06	0.53	1.42	0.20
-Diluted	0.17	0.43	0.06	0.52	1.41	0.19

Earnings per ADS (Each ADS represents 4 ordinary shares)
-Basic	0.68	1.72	0.24	2.12	5.68	0.78
-Diluted	0.68	1.72	0.24	2.08	5.64	0.78

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands)

	Three months ended June 30,			Twelve months ended June 30,
	2022	2023		2022	2023
	(Unaudited)	(Unaudited)		(Audited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Profit for the period	208,453	546,991	75,433	639,743	1,781,829	245,724

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	42,456	62,799	8,661	40,494	41,198	5,681

Other comprehensive loss for the period	42,456	62,799	8,661	40,494	41,198	5,681

Total comprehensive income for the period	250,909	609,790	84,094	680,237	1,823,027	251,405

Attributable to:
Equity shareholders of the Company	248,159	601,200	82,909	677,667	1,803,797	248,753
Non-controlling interests	2,750	8,590	1,185	2,570	19,230	2,652

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per share, per ADS data and percentages)

	Three months ended June 30,			Twelve months ended June 30,
	2022	2023		2022	2023
	(Unaudited)	(Unaudited)		(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:
Profit for the period	208,453	546,991	75,433	639,743	1,781,829	245,724
Add back:
Equity-settled share-based payment expenses	14,409	24,212	3,339	82,835	62,882	8,672

Adjusted net profit	222,862	571,203	78,772	722,578	1,844,711	254,396

Adjusted net margin	9.6%	17.6%	17.6%	7.2%	16.1%	16.1%

Attributable to:
Equity shareholders of the Company	219,246	563,543	77,716	721,005	1,831,808	252,617
Non-controlling interests	3,616	7,660	1,056	1,573	12,903	1,779

Adjusted net earnings per share(1)
-Basic	0.18	0.45	0.06	0.60	1.47	0.20
-Diluted	0.18	0.45	0.06	0.59	1.46	0.20

Adjusted net earnings per ADS (Each ADS represents 4 ordinary shares)
-Basic	0.72	1.80	0.25	2.40	5.88	0.81
-Diluted	0.72	1.80	0.25	2.36	5.84	0.81

Reconciliation of adjusted net profit for the period to adjusted EBITDA:
Adjusted net profit	222,862	571,203	78,772	722,578	1,844,711	254,396
Add back:
Depreciation and amortization	106,116	94,379	13,016	389,871	391,167	53,945
Finance costs	7,989	9,631	1,328	33,396	34,622	4,775
Income tax expense	82,814	180,212	24,852	267,070	551,785	76,095
Adjusted EBITDA	419,781	855,425	117,968	1,412,915	2,822,285	389,211

Adjusted EBITDA margin	18.1%	26.3%	26.3%	14.0%	24.6%	24.6%

Note:

(1) Adjusted basic and diluted net earnings per share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in millions, except for percentages)

	Three months ended June 30,				Twelve months ended June 30,
	2022	2023		YOY	2022	2023		YOY
	RMB	RMB	US$		RMB	RMB	US$
Revenue
Domestic Operations	1,533	2,137	295	39%	7,442	7,651	1,055	3%
-MINISO Brand	1,410	1,952	269	38%	6,825	7,039	971	3%
-TOP TOY Brand	95	173	24	82%	447	533	74	19%
-Others	28	12	2	(57)%	170	79	10	(54)%
International Operations	785	1,115	154	42%	2,644	3,822	527	45%
	2,318	3,252	449	40%	10,086	11,473	1,582	14%